Filed by Goldman Sachs BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

Commission File No. 000-55746

On May 20, 2020, Goldman Sachs Middle Market Lending Corp. (“MMLC”) provided a pre-recorded podcast discussing its financial results for the first quarter ended March 31, 2020 to its shareholders of record as of March 31, 2020. The pre-recorded podcast contained information regarding MMLC’s proposed merger with Goldman Sachs BDC, Inc. (“GSBD”). The following are excerpts from the transcript of MMLC’s May 20, 2020 pre-recorded podcast discussing MMLC’s proposed merger with GSBD.

Brendan McGovern

•

Next, I want to provide an update on our previously announced merger with our affiliated publicly-traded business development company, Goldman Sachs BDC Inc., which trades on the New York Stock Exchange under the ticker “GSBD.” On prior calls and investor filings, we have described what we believe are the significant benefits of the proposed merger to MMLC shareholders. While the economic environment has changed significantly since the merger was announced, most of those benefits remain as compelling today as they were when the merger was announced last December, including:

•

Access to liquidity. The merger contemplates that shares in MMLC will be exchanged for shares of GSBD, subject to staggered lock-up periods such that 1/3rd of the shares will be released on each of 90, 180 and 270 days following the close of the transaction. While liquidity is always a valued attribute of an investment, we know that many MMLC investors are particularly focused on the liquidity profile of your investment portfolio at this time of heightened financial uncertainty. We continue to consider all options to create liquidity for our investors, but at this time we believe that the merger still presents the most direct, value maximizing path to achieving liquidity for our investors.

•

Benefits of scale, including improved access to diversified financing sources that a larger, public company provides. Again, this was an important benefit of the merger even before the onset of COVID-19. However, access to diversified funding sources takes on an even greater importance in times of financial market volatility. The combination would increase the size of MMLC, and is expected to result in benefits of scale, including improved access to diversified funding sources. While standalone MMLC is a finite life company without a credit rating from a nationally recognized credit rating agency, the combined company has permanent equity capital and an investment grade credit rating. The combined company would have better access to the unsecured institutional debt market, which would improve financial flexibility by allowing the company to borrow without pledging its assets as collateral.

•

Distribution per share accretion. Based on GSBD’s regular quarterly distribution of $0.45 per share, the merger may result in a higher distribution yield at book value as compared to MMLC’s regular quarterly distribution of $0.43 per share.

However, due to the volatility of GSBD’s stock price precipitated by COVID-19, as of today we would be unable to meet a closing condition in the merger agreement that requires MMLC shareholders to receive shares of GSBD that have a market value in excess of MMLC’s net asset value. The outside date for the merger specified in the merger agreement is December 9, 2020. We and the respective Boards for each of GSBD and MMLC continue to closely monitor financial market condition and are maintaining dialogue regarding the transaction. We’ll be sure to provide any update to shareholders regarding the merger as warranted.

*         *         *

Forward-Looking Statements

This communication may contain forward-looking statements that involve substantial risks and uncertainties, including the impact of COVID-19 on the business, future operating results, access to capital and liquidity of MMLC and its portfolio companies. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. These statements represent our belief regarding future events that, by their nature, are uncertain and outside of our control. There are likely to be events in the future, however, that we are not able to predict accurately or control. Any forward-looking statement made by us in this pre-recorded call speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the ability of GSBD and MMLC to consummate the proposed merger (the “Merger”) on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement (as defined below), the ability to realize the anticipated benefits of the Merger, effects of disruption on the business of GSBD and MMLC from the Merger, the effect that the announcement or consummation of the Merger may have on the trading price of GSBD’s common stock on the New York Stock Exchange, the combined company’s plans, expectations, objectives and intentions as a result of the Merger, any decision by MMLC to pursue continued operations, any termination of the Merger Agreement, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with GSAM and other affiliates of Goldman Sachs, general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof, and the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement, when such documents become available, and it is not possible for us to predict or identify all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, GSBD and MMLC have filed relevant materials with the SEC, including a registration statement on Form N-14, filed with the SEC on January 8, 2020, which includes a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES

AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.GoldmanSachsBDC.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 20, 2020 and its definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on May 12, 2020. Information about the directors and executive officers of MMLC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 27, 2020 and the Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

3